Exhibit 99.2

CODE OF BUSINESS CONDUCT

1.	PURPOSE

Husky and its employees will conduct themselves in accordance with the Husky Code of Business Conduct. Husky, its Directors, and its employees are expected to not only meet these expectations, but demonstrate them as necessary to ensure their clients, business associates, shareholders and fellow employees are adhering to this Code of Business Conduct.

The business Conduct Policy seeks to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships.

Section One: Husky’s Statement of Principles

Husky believes that generally:

•	we can make a positive difference within our sphere of influence

•	the business sector should show ethical leadership, and take a leadership role through establishment of ethical business principles

•	while reflecting cultural diversity and differences, we should do business throughout the world that respects the beliefs and values of this policy

•	open, honest and transparent relationships/practices are critical to our success

•	the perspective of local communities need to be considered in decision-making for issues that may affect them

•	multi-stakeholder processes need to be initiated to seek effective solutions.

Husky values:

•	human rights and social justice

•	wealth optimization for all stakeholders

•	operation of a free market economy

•	equal opportunity

•	a defined code of ethics and business practice protection of environmental quality and sound environmental stewardship

•	good relationships with all stakeholders

•	stability and continuous improvement within our operating environment

•	employees who endeavour to incorporate these values into their ongoing duties

•	health, safety, and well being of its employees.

Concerning community participation and environmental protection, Husky will:

•	strive within our sphere of influence to ensure a fair share of benefits to stakeholders impacted by our activities

•	ensure meaningful and transparent consultation with all stakeholders and attempt to integrate our corporate activities with local communities as good corporate citizens

•	ensure our activities are consistent with sound environmental management and conservation practices

•	provide meaningful opportunities for technology transfer by training within the host nation.

Concerning human rights, Husky will support and promote the protection of international human rights within our sphere of influence.

Section Two: Employee’s Business Conduct Policy

1.	GENERAL GUIDELINE FOR APPROPRIATE CONDUCT

Employees are expected to accept certain responsibilities, adhere to acceptable legal business principles, and exhibit a high degree of personal integrity at all times. You are expected to refrain from behaviour that might be harmful to you, your co-workers, our business associates or the company. The intent of this policy is not to place unreasonable restrictions on your personal actions, but to set out the standards you are expected to meet in your capacity as a Husky employee. The policies which follow are specific policies applicable to employees but do not limit the general nature of this Code of Business Conduct.

Husky will strive to ensure employees’, contractors’, suppliers’ and agents’ activities are consistent with these principles.

An employee who engages in any conduct contrary to this Employee’s Business Conduct Policy may be terminated summarily for just cause.

If you have any questions relating to this Code of Business Conduct, you are to seek the advice of your Department Manager or respective executive.

2.	COMPLIANCE WITH LAWS

All employees should recognize, be familiar with, and comply with applicable government laws, rules, and regulations.

As an employee, if you have any questions about the application or interpretation of laws, regulations and standards governing corporate operations and activities, seek the advice of your Department Manager or respective executive.

3.	CONFLICT OF INTEREST

Avoid all situations in which your personal interests conflict with your duties to Husky, or the interests of Husky.

The purpose of this Business Conduct Policy is to outline Husky’s position regarding potential conflict of interest situations and the related guidelines with respect to proper business conduct and decision-making.

The expectation is that we not only do “the right thing”, but that we do so in a transparent manner.

CONFLICT OF INTEREST DEFINITION

A conflict of interest arises when you are in a position or situation which could:

•	benefit you, a member of your family, or someone with whom you are associated, and that benefit is at the expense of Husky, or results in lost opportunity for Husky

•	interfere with your objectivity or effectiveness in performing your company duties and responsibilities.

Such activities include but are not limited to:

•

outside work, employment, or other endeavours (a) in areas similar to those in which Husky is involved; (b) for clients, suppliers, vendors or competitors of Husky; or (c) that otherwise have the potential to affect your objectivity and work performance

•	performing outside work or soliciting outside business on Husky’s premises or in Husky’s time

•	using Husky’s equipment or services, materials, resources or proprietary information for outside work

•	activities that could reflect negatively on the reputation of Husky and its employees

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holding a financial interest in, or taking a loan from, a business concern that is a supplier, client or competitor of Husky. This constitutes a conflict of interest under certain conditions more fully described below.

In most situations, common sense and integrity will point to the best course. When in doubt, however, you are responsible for clarifying the situation with your department manager or executive, as appropriate. The department manager or senior management may grant permission to engage in an activity where such activity does not violate the intent of this policy. Individual reputations can best be protected by obtaining permission, in writing, in advance of any actions or situations which could lead to a conflict of interest.

GUIDELINES

Employees must immediately disclose any potential conflict of interest to their department managers or lead officers, as applicable. If the department manager or executive is uncertain whether the situation is contrary to policy, he or she should consult with Husky’s Vice President, Legal or Vice President, Corporate Administration.

Unless there are circumstances which have been reviewed and pre-approved, employees should not:

•

influence a corporate decision in a manner that favours another individual or organization in the expectation of realizing personal gain for yourself, a family member, or others with whom you have or have had an association

•	have (either directly or indirectly) a significant financial interest in any supplier, client or competitor of Husky. A financial interest is significant if the holding is either:

i.	5% or more of the stock, assets or other interests of the supplier, client or competitor; or

ii.	10% or more of your net assets.

This would include significant investments in oil and gas properties and shares or securities of Husky’s joint ventures.

•	have investments at any time if such investments could materially affect your judgment with respect to Husky’s business interests

•	act as an officer, director, partner, consultant, representative, agent, advisor or employee of any of the following:

i.	A supplier, client or competitor of Husky.

ii.	Any business that is involved in technical areas or product lines that are similar to those of Husky.

iii.	Any business whose customers include the company, its customers or its suppliers.

iv.	An organization having or planning to have business dealings with Husky where there exists (or may appear to exist) an opportunity for special consideration for either the employee or the organization.

•

accept any directorship, consulting or advisory appointment or engage in any other activity that could create a conflict of interest and thereby impair Husky’s reputation for impartiality and fair dealings. Examples of such activities include the following:

•	Having a financial involvement with an employee or representative of a supplier, vendor, client or competitor of Husky with whom you regularly come into contact while performing Husky business.

•

Accepting personal discounts (on products, services or other items) from an employee or representative of a supplier, vendor, client or competitor of Husky, which are not generally available in the normal course of business.

•	Dealing directly, in the course of normal Husky responsibilities, with a spouse or immediate family member who is employed by a supplier, vendor, client or competitor of Husky.

Offer letters to prospective employees require that they disclose any potential conflict of interest to their new managers prior to the acceptance of employment with Husky.

Any breach of this policy is considered serious and may result in disciplinary action up to and including the immediate termination of employment.

4.	PROPER RECORD-KEEPING

Ensure that Husky’s books, records and accounts reflect accurately, fairly, in reasonable detail, and in a timely manner all the transactions, acquisitions, and dispositions of assets, and other business affairs of Husky.

Almost every employee is required to report some form of accounting, sales, or operations data. Each employee must ensure that the reporting is done on a timely basis, accurately, and in sufficient detail to ensure the integrity of corporate information and records.

As a Husky employee, do not:

•	establish or maintain an unrecorded fund or asset on behalf of Husky

•	make a false, artificial, or misleading entry in the books, records and documents of Husky for any reason

•	engage in any arrangement that results in such prohibited acts

•	Initiate a transaction or make a payment on behalf of Husky with the intention or understanding that the transaction or payment is other than what is described in its documentation.

5.	POLITICAL CONTRIBUTIONS

All political contributions are the responsibility of the President & Chief Executive Officer. Any contribution on behalf of Husky should be directed to the C.E.O. fund.

6.	COMPANY RESOURCES

Safeguard Company Resources

Do not engage in theft, pilferage, willful damage, or misuse of Husky property. Employees who violate this policy are subject to disciplinary action, up to and including immediate termination for cause. Husky might also report the violation to the appropriate police authority.

Confidential Information and Intellectual Property

Do not disclose, appropriate, or use confidential information or intellectual property which is owned, developed, or otherwise possessed by Husky, except as specifically contemplated or properly authorized.

Confidential information includes, but is not limited to, unless previously published: corporate records, reports, papers, devices, processes, plans, methods, other intellectual property, other inside information, and any other information which is designated as confidential at the time it is made available to you or which, because of the circumstances under which you receive it, would reasonably be considered to be confidential. This rule applies whether the information is owned or developed by Husky, or by third parties and in the possession of Husky.

Intellectual property includes: computer software programs, technical processes, inventions, research devices, reports or articles containing any form of unique or original innovation or development, whether or not protected by patent, trademark, copyright, or otherwise.

Intellectual property that has been created or developed by you within your scope of employment is owned by Husky.

7.	FAIR COMPETITION

•	If you are in a position to make or influence commitments to goods and services suppliers, you must make all decisions on the basis of quality, service and price.

•	Do not enter into any agreement with a competitor to adhere to certain prices, or any element thereof (known as price fixing).

•

Do not enter into any agreement to refrain from bidding, or to bid at a certain price, or to submit a bid that is less favourable than a competitor’s, for the sole purpose of increasing the competitor’s likelihood of being awarded the bid.

•

Do not enter into any agreement with a competitor that results in a division, assignment, or apportionment of customers or territories to be served or a limitation on any product sold or services rendered.

These principles apply to all Husky employees, Husky subsidiaries, contractors and agents who participate in Husky corporate and operating activities.

Husky employees who are in a position to make or influence Husky commitments to suppliers of goods and services must not use their positions for the solicitation of funds or goods for charitable or any other purposes not related to their employment.

(Also refer to Purchasing Practices Policy # 1.05)

8.	BRIBERY OR OTHER OFFERING OF PAYMENTS

Do not make an illegal or improper payment on behalf of Husky to any government agency, person or entity.

Do not at any time offer, promise, authorize, approve, or condone the use of corporate funds or property for any of the following activities:

•	The payment of money or the giving of any thing of value to any:

•	government official(s) in order to influence them to act or fail to act in any official capacity, or to induce them to use their influence with any government official or government agency.

•

political party, any official of a political party, or any candidate for political office in order to influence the political party, official or candidate to act or to fail to act in any official capacity or to induce the political party, official, or candidate to influence any government official or any government agency. (See Policy 1.14 on Community Giving. Only the CEO can authorize a donation to a political party).

•	person who will apply the payment or gift (in whole or in part) directly or indirectly to either of the aforementioned activities.

•	The payment of a kickback to obtain business for Husky.

The activities set out in this section are prohibited by Husky even if permitted by the laws, standards, or customs of any country where Husky is doing business, and regardless of any requests or pressures received from any government or the competitive consequences of refusing to comply with such requests or pressures.

This policy does not prohibit:

•	any payments to a government official, employee or agency which are specifically required by a law, regulation or decree equally applicable to all similarly situated companies

•

the normal extension of those common courtesies and social amenities consistent with ethical business practices, and with the customs of the industry, which are offered and received on a basis of amicable personal relations, provided that this cost is properly identified and disclosed on Husky’s books. For example, reasonable expenditures for the entertainment of clients, prospective employees and business associates are permissible for employees whose duties include the provision of such entertainment, provided proper accounting is made. Business lunches, dinners, and sporting or entertainment activities in the normal business locale will likely not contravene this policy.

If you are uncertain of the applicability of this section of the policy to any proposed action, obtain permission from the senior Lead Officer responsible for your operation, or from the VP Legal, before proceeding. No one, however, is authorized to compromise or qualify this policy on behalf of Husky.

9.	ACCEPTING PAYMENTS AND ENTERTAINMENT

Officers or employees of Husky cannot accept any funds or assets for assisting a person or entity to obtain business or to ensure special concessions from Husky.

You cannot accept payment of money, substantial gifts, or loans which might influence business decisions or compromise independent judgment. This prohibition includes any accommodation or transportation not directly associated with the execution of Husky business.

You cannot accept payment of a rebate or kickback from a third party in return for their obtaining the business of Husky.

Moderate hospitality is an accepted courtesy of a business relationship but should be accepted only at a level and frequency which could be provided in return, at the company’s expense. Entertainment offered to you may be accepted when it is consistent with generally accepted industry business practices and not in contravention of any law or regulation.

If you are uncertain of the applicability of this section of the policy to any proposed action, obtain permission from the Lead Officer responsible for your operation before proceeding. No one, however, is authorized to compromise or qualify this policy on behalf of Husky.

10.	NON-COMPLIANCE REPORTING

If you know about a practice, event, or a financial transaction that may not be in compliance with this policy, you have the right and in some circumstances, the obligation to rectify the situation by promptly reporting it to an “authority”, which may be done anonymously. The “authority” could be different depending on the item or circumstances.

We prohibit retaliatory action against any employee who, in good faith, reports a possible violation.

Anyone who is concerned about a potential instance of non-compliance by a Husky employee or contractor is encouraged to discuss it with their supervisor, manager or HR advisor. If that is inappropriate, ineffective, or uncomfortable, you may:

•	report the potential noncompliance through the Ethics Help Line. The report can be given over the phone or online, and you may remain anonymous; or

•	contact one of the following: VP Human and Corporate Resources, VP Legal, CFO, CEO or in exceptional cases, the Chairman of the Audit Committee.

A “bad faith” complaint is when there is either no substance to the complaint, or it is erroneous, and the originator knowingly proceeds with the complaint. When there is a “bad faith” complaint, the company may take disciplinary action with the offending employee.